UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 5, 2025
Date of Report: (Date of earliest event reported)

Naqi Logix Inc.
(Exact name of issuer as specified in its charter)

British Columbia, Canada	99-1369960
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1055 Dunsmuir Street, Bentall Four Suite 3000, Vancouver, BC V7X 1K8 Canada
(Full mailing address of principal executive offices)

(888) 627-4564
(Issuer's telephone number, including area code)

www.naqilogix.com
(Issuer's website)

Common Stock
(Securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Resignation of Chief Financial Officer

As of November 3, 2025, Xavier Wenzel has resigned from the position of Chief Financial Officer of Naqi Logix Inc. (the "Company"). The Company will not seek to replace the Chief Financial Officer position at this time.  The Company will continue ongoing assessments of its team composition and structure and bring on relevant team members as needed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer

Date:	November 5, 2025